UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. (the “Company”) for the nine months ended September 30, 2010, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 10, 2010

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC.

Consolidated Unaudited Balance Sheets
December 31, 2009 and September 30, 2010
(Expressed in thousands of U.S. dollars)

	December 31, 2009	September 30, 2010
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$12,282	$30,974
Restricted cash	4,248	3,660
Receivables	3,135	5,199
Inventories (Note 5)	11,479	9,004
Due from related parties (Note 3)	419	12,490
Fair value of derivatives (Note 14)	44	855
Insurance claims receivable	676	740
Accrued charter revenue (Note 9)	3,218	5,032
Prepayments and other	1,665	1,972
Investments (Note 4)	8,188	6,070
Vessels held for sale	2,951	-
Total current assets	48,305	75,996
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 3)	94,455	-
Vessels, net (Note 6)	1,465,644	1,527,449
Total fixed assets, net	1,560,099	1,527,449
OTHER NON CURRENT ASSETS:
Investments (Note 4)	6,190	-
Deferred charges, net (Note 7)	27,519	31,754
Due from related companies (Note 3)	7,887	-
Restricted cash	40,252	37,925
Accrued charter revenue (Note 9)	20,048	32,858
Deferred Initial Public Offering Cost	-	1,681
Total assets	$1,710,300	$1,707,663
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$93,856	$107,969
Accounts payable	8,822	6,253
Due to related parties (Note 3)	7,253	-
Accrued liabilities	6,356	6,578
Unearned revenue (Note 9)	2,136	2,653
Fair value of derivatives (Note 14)	52,305	47,450
Dividends payable	10,000	-
Other current liabilities	2,543	1,686
Total current liabilities	183,271	172,589
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	1,341,737	1,264,164
Fair value of derivatives, net of current portion (Note 14)	28,855	90,983
Unearned revenue, net of current portion	1,215	731
Total non-current liabilities	1,371,807	1,355,878
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Common Stock (Note 11)	-	3
Additional paid-in capital	372,034	374,431
Other comprehensive loss	(60,648)	(108,495)
Accumulated deficit	(156,164)	(86,743)
Total stockholders’ equity	155,222	179,196
Total liabilities and stockholders’ equity	$1,710,300	$1,707,663

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Consolidated Unaudited Statements of Income
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. dollars – except share and per share data)

	2009	2010
REVENUES:
Voyage revenue	$305,012	$267,464

EXPENSES:
Voyage expenses	2,694	1,567
Vessels’ operating expenses	87,899	76,723
General and administrative expenses	727	775
Management fees—related party (Note 3)	9,380	8,181
Amortization of dry-docking and special survey costs (Note 7)	5,940	6,137
Depreciation (Note 6)	53,227	52,573
Gain on sale of vessels (Note 6)	(2,517)	(9,588)
Foreign exchange gains / (losses)	445	38
Operating income	147,217	131,058

OTHER INCOME (EXPENSES):
Interest income	2,501	1,161
Interest and finance costs (Note 12)	(66,443)	(54,105)
Other	4,287	270
Gain (loss) on derivative instruments (Note 14)	6,765	(8,963)
Total other expenses	(52,890)	(61,637)
Net Income	$94,327	$69,421
Earnings per common share, basic and diluted	$2.01	$1.48

Weighted average number of shares, basic diluted	47,000,000	47,000,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Consolidated Unaudited Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. dollars)

	2009	2010
Cash Flows from Operating Activities:
Net income	$94,327	$69,421
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	53,227	52,573
Amortization of financing costs	518	1,139
Amortization of deferred drydocking and special survey	5,940	6,137
Amortization of unearned revenue	(3,267)	(486)
Loss (gain) on derivative instruments	(6,765)	8,963
Gain on sale of vessels	(2,517)	(9,588)
Gain on sale of investments	(108)	(148)
Changes in operating assets and liabilities:
Receivables	(2,580)	(2,064)
Due from related parties	2,577	(4,184)
Inventories	2,771	2,475
Claims receivable	666	(64)
Prepayments and other	(156)	(307)
Accounts payable	1,391	(2,569)
Due to related parties	1,364	(7,253)
Accrued liabilities	(5,605)	223
Unearned revenue	(4,375)	519
Other liabilities	(1,701)	(292)
Drydockings	(5,392)	(10,877)
Accrued charter revenue	(11,970)	(14,624)
Net Cash provided by Operating Activities	118,345	88,994
Cash Flows from Investing Activities:
Vessel acquisitions / Additions to vessel cost	(32,272)	(28,281)
Proceeds from sale of available for sale of securities	21,421	8,030
Proceeds from the sale of vessels	46,314	22,731
Net Cash provided by (used in) Investing Activities	35,463	2,480
Cash Flows from Financing Activities:
Stockholders’ contributions	-	2,400
Repayment of long-term debt	(69,155)	(63,460)
Payment of financing costs	-	(2,956)
Distribution paid to stockholders with reorganization (Note 1)	(131,000)	-
Dividends paid	(30,230)	(10,000)
Initial public offering related costs	-	(1,681)
(Increase) decrease in restricted cash	3,369	2,915
Net Cash used in Financing Activities	(227,016)	(72,782)
Net decrease in cash and cash equivalents	(73,208)	18,692
Cash and cash equivalents at beginning of the period	90,262	12,282
Cash and cash equivalents at end of the period	$17,054	$30,974
SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	$67,862	$52,516

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

1.

Basis of Presentation and General Information:

Costamare Inc. (“Costamare”), a Marshall Islands corporation was incorporated on April 21, 2008, as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (collectively the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”).  Unless otherwise indicated, references hereafter to the “Company” refer to Costamare Inc. and any one or more of its subsidiaries or their predecessors, or to such entities collectively.

The Family as shareholders of 53 predecessor companies and 53 predecessor companies along with Costamare Shipping Company S.A. (“Costamare Shipping” or “Manager”), a ship management company wholly owned by Vasileios Konstantakopoulos, as agent for the Family and 53 predecessor companies entered, as of May 30, 2008, into a Master Sales Agreement (“MSA”) with Costamare in respect of the above mentioned reorganization. Under the MSA, the Family agreed to sell shares or vessels of each of the predecessor companies to Costamare or to newly formed subsidiaries of Costamare, at Costamare’s option, by April 30, 2009. As a result, subsidiaries of Costamare acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities and Costamare acquired the shares of each of 25 predecessor companies during the period from June 25 to November 20, 2008; in return Costamare made a distribution to the shareholders of the predecessor companies totalling $400,000 through Costamare Shipping, as agent for the sellers ($269,000 of which was paid as of December 31, 2008 and $131,000 during the period from January 1, 2009 to April 23, 2009). In addition, Costamare agreed to assume Costamare Shipping’s guarantees with respect to the performance of 22 charters and 6 loans of subsidiaries.

As at the time of the transaction the Family was the sole shareholder of Costamare, holding all of the then issued and outstanding share capital of Costamare which consisted of 1,000,000 shares, par value of $0.0001 each, and previously owned 100% of the predecessor companies, there was no change in ownership or control of the business, and therefore the transaction constituted a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Costamare from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Costamare and its wholly owned subsidiaries and the predecessor companies (collectively referred to as the Company) were consolidated for all periods presented.

In June 2009, the Family, being the shareholders of Uriza Shipping Co., owner of a vessel under construction (Note 3(d)), transferred their shares of Uriza Shipping Co.  to the Company. Since the Family was the ultimate shareholder of Uriza Shipping Co. before and after the transfer of shares the transaction was accounted for at historical cost.

As of September 30, 2010, the Company owned and operated a fleet of 41 container vessels with a total carrying capacity of approximately 211,882 TEU through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

Revenues for the nine-month periods ended September 30, 2009 and 2010 derived from significant charterers as follows (in percentages of total revenues):

	2009	2010

A	38%	36%
B	16%	19%
C	19%	19%
Total	73%	74%

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

1.

Basis of Presentation and General Information - (continued):

At December 31, 2009 and September 30, 2010, Costamare had 58 and 65, respectively, wholly-owned subsidiaries, all incorporated in the Republic of Liberia out of which 14 sold their vessels in 2009 and the nine-month period ended September 30, 2010 and became dormant and seven were established during August and September 2010 to be used for the acquisition of three newbuilds (Note 6) and four second –hand containerships (Note 6 and Note16(b)).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2009. The consolidated balance sheet as of December 31, 2009 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of  the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

2.

Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009. There have been no material changes to these policies in the nine-month period ended September 30, 2010.

The following Accounting Standards Updates were effective for the Company during the nine-month period ended September 30, 2010:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The application of ASU 2010-06 did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, equity and FASB ASC 260, Earnings Per Share. ASU 2010-01 is effective for interim or annual periods ending on or after December 15, 2009 and is adopted retrospectively. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

2.

Significant Accounting Policies and Recent Accounting Pronouncements - (continued):

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments removed the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact (other than disclosure) on the Company's unaudited interim consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU’s transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not been engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

Recent Accounting Standards Updates: In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

3.

Transactions with Related Parties:

(a)

Costamare Shipping Company S.A. (the "Manager" or “Costamare Shipping”): Costamare Shipping is a ship management company wholly owned by Vasileios Konstantakopoulos until June 2010 and since June 2010 by Konstantinos Konstantakopoulos, and as such is not part of the consolidated group of the Company, but is a related party, providing both the commercial and technical management of the Company’s vessels flying the Greek and the Hong Kong flags, subcontracting the technical management of the latter to Shanghai Costamare Ship Management Co., Ltd. or “Shanghai Costamare”, also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. Costamare Shipping is providing a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between the Manager and each vessel owning company, in exchange for a daily fixed fee.  Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek and Hong Kong under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by Ciel Shipmanagement S.A. (“CIEL”), a related party company incorporated in Liberia pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee. Costamare Shipping performs its services in exchange for a daily fixed fee of $0.70 (2009: $0.70). The management agreements may be terminated by either party giving two months notice at any time. In addition the Manager is responsible for the commercial management of vessels flying flags other than Greek and Hong Kong at a fixed daily fee of $0.10 (2009: $0.10). Management fees charged by the Manager in the nine-month periods ended September 30, 2009 and 2010 amounted to $7,339 and $6,493, respectively, and are included in management fees in the accompanying consolidated statements of income.

The balance due to the Manager at December 31, 2009 amounted to $7,253 and is separately reflected in Due to related companies in the accompanying 2009 consolidated balance sheet. The balance Due from the Manager at September 30, 2010 amounted to $2,127 and is included in Due from related companies in the accompanying 2010 consolidated balance sheet.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 14 (b) (ii) at its then fair value which was a liability of $7,887. The amount payable by Costamare Shipping within 30 months from September 5, 2008 and included in Due from related companies in the accompanying 2010 consolidated balance sheet was settled in cash to the Company on December 1, 2010 (Note 16(f)).

(b)

Ciel Shipmanagement S.A. (“CIEL”): CIEL, a Liberian corporation, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Dimitrios Lemonidis, CIEL’s chief executive officer.  As such, CIEL is not part of the consolidated group of the Company, but is a related party.  CIEL provides the Company’s vessels flying flags other than Greek and Hong Kong a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between CIEL and each vessel owning company, in exchange for a daily fixed fee of $0.60  per vessel (2009: $0.60). The management agreements may be terminated by either party giving two months notice at any time. Management fees charged by CIEL in the nine-month periods ended September 30, 2009 and 2010 amounted to $1,901 and $1,648, respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2009 and September 30, 2010 amounted to $419 and $2,476, respectively, and is included in Due from related companies in the accompanying consolidated balance sheets. In 2009, following the sale of the vessels MSC Romania II, MSC Venice, MSC Austria, MSC Togo, Gentle, Gem and following the reflagging of Horizon, CIEL charged $140 for accounting and administrative fees ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income. In 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 for accounting and administrative fees ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

3.

Transactions with Related Parties – (continued):

(c)

Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer.  Shanghai Costamare is a related company incorporated in Peoples’ Republic of China in September 2004, where our chairman and chief executive officer holds 70% interest, and as such is not part of the consolidated group of the Company, but is a related party. The technical and crew management, as well as the procurement operation of certain of the Company’s  vessels that fly the Hong-Kong flag has been sub-contracted from the Manager to Shanghai Costamare. The balance due to Shanghai Costamare at December 31, 2009 and September 30, 2010, was $nil.

Effective November 4, 2010, upon the completion of the Company’s Initial Public Offering in the United States (Note 16(c)), the management agreements discussed under (a), (b) and (c) above were amended (Note 16(e)).

(d)

Under construction vessel - Hull1512A: In June 2009, the Family, being the shareholders of Uriza Shipping Co., owner of the then under construction vessel Hull 1512A, transferred their shares of Uriza Shipping Co. to the Company. The contract price amounted to $116,000 and as of December 31, 2009 the amount of $92,000 had been paid to the shipyard and is included in Advances for vessel acquisitions in the accompanying 2009 consolidated balance sheet. In May 2010, the Company paid to the shipyard the amount of $24,000, and took delivery of the newbuild vessel MSC Navarino.

4.

Investments:

During 2008 the Company purchased bonds issued by the US Government and by the Province of Ontario as follows:

(a)

In October 2008, two bonds issued by the US Government with principal amount of $45,000 at a purchase price of $45,686 in the aggregate. The US Government bonds have Coupon rates at 2.375% and 2.000% with maturity dates in August and September 2010, respectively.

(b)

In December 2008, two bonds issued by the Province of Ontario with principal amount of $5,000 and $6,000 respectively at a purchase price of $11,195 in the aggregate. The two Province of Ontario bonds have Coupon rates at 3.125% and 2.750% with maturity dates in September 2010 and February 2011, respectively.

As at September 30, 2010, the Company held the following bond at fair value, maturing in February 2011:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value September 30, 2010

Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,070
Total	6,000	6,083			6,070

The total fair value change of the bonds for the nine-month period ended September 30, 2009 amounted to an unrealized gain of $185 which is included in Other Comprehensive Income/Loss. The total fair value change of the bonds for the nine-month period ended September 30, 2010 amounted to an unrealized loss of $348 which is included in Other Comprehensive Income/Loss.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

5.

Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	September 30, 2010

Lubricants	9,912	7,463
Spare parts	1,567	1,541
Total	11,479	9,004

6.

Vessels, Net:

The amount in the accompanying September 30, 2010 consolidated balance sheet is analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2009	2,037,774	(572,130)	1,465,644
- Depreciation	-	(52,573)	(52,573)
- Vessel acquisitions and other vessels’ cost	123,771	-	123,771
- Disposals	(35,160)	25,767	(9,393)
Balance, September 30, 2010	2,126,385	(598,936)	1,527,449

During the nine-months ended September 30, 2010, the Company sold for scrap the container vessels MSC Germany (Held for sale at December 31, 2009 and delivered to her new owners on January 4, 2010), MSC Toba, MSC Mexico and MSC Sicily at an aggregate price of $22,731 and realized an aggregate capital gain of $9,588 which is included in Gain (loss) on sale of vessels, net in the accompanying consolidated statement of income for the nine-months ended September 30, 2010.

On May 6, 2010, the Company took delivery from the ship-yard of the newbuild container vessel MSC Navarino at a total cost of $122,230.

On September 21, 2010, the Company contracted with a shipyard for the construction and purchase of three newbuild containerships, each of approximately 9,000 TEU capacity, for a price of approximately $95,080 per newbuild, to be paid in five equal installments. Each newbuild contract is subject to the completion of certain financing arrangements. These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and the Company currently has agreements for time charter of each newbuild for a period for ten years from delivery by the shipyard at a daily rate of $43. The Company has also obtained options to acquire three additional newbuild containerships, each of 9,000 TEU capacity, for a price of approximately $96,080 per newbuild. These options must be exercised by December 24, 2010, and the associated newbuild containerships would be delivered between March and June 2014.

On September 23, 2010, the Company contracted to acquire four 3,351 TEU secondhand containerships built between 1990 and 1992 at a purchase price of $11,250 per containership. Two of the four vessels were delivered by the Company on November 11, 2010 and November 22, 2010 and the other two are to be delivered by February 28, 2011 (Note 16(b)).

During the nine-month period ended September 30, 2009, the Company sold for scrap the container vessels MSC Austria, MSC Yokohama, MSC Venice, MSC Romania II and MSC Antwerp, MSC Togo and City of Glasgow at an aggregate price of $21,314 and realized an aggregate capital net gain of $2,599 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

6.

Vessels, Net - (continued):

During the nine-month period ended September 30, 2009, the Company sold the container vessels Gem and Gentle at an aggregate price of $25,000 and realized an aggregate capital net loss of $82 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

As of September 30, 2010, all of the Company’s vessels were operating under time charters, the last of which expires in May 2018. As of September 30, 2010, six of the Company’s vessels having total carrying value of $13,588 were fully depreciated.

Thirty-two of the Company’s vessels, having a total carrying value of $1,252,632 as of September 30, 2010, have been provided as collateral to secure the long-term debt discussed in Note 8 and Note (16(h)).

7.

Deferred Charges, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total

Balance, December 31, 2009	4,008	23,511	27,519
- Additions	2,956	10,877	13,833
- Amortization	(1,140)	(6,137)	(7,277)
- Write-off	-	(2,321)	(2,321)
Balance, September 30, 2010	5,824	25,930	31,754

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the nine-months period ended September 30, 2009 and 2010, 5 vessels and 9 vessels, respectively, underwent their special survey.

8.

Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		December 31, 2009	September 30, 2010

1.	Credit Facility		881,758	854,758
2.	Term Loans:
	1.	Lang Shipping Co.	4,900	4,900
	2.	Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co.	6,135	2,785
	3.	Costis Maritime Corporation and Christos Maritime Corporation	136,500	132,000
	4.	Mas Shipping Co.	71,500	68,000
	5.	Montes Shipping Co. and Kelsen Shipping Co.	134,000	130,000
	6.	Marathos Shipping Inc.	13,300	9,500
	7.	Capetanissa Maritime Corporation	75,000	70,000
	8.	Rena Maritime Corporation	72,500	67,500
	9.	Bullow Investments Inc.	10,000	6,500
	10.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co.
			30,000	26,190
			553,835	517,375
		Total	1,435,593	1,372,133
		Less- current portion	(93,856)	(107,969)
		Long-term portion	1,341,737	1,264,164

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

8.

Long-term Debt (continued):

1.

Credit Facility: On July 22, 2008, the Company signed a loan agreement, with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. From the Facility proceeds $631,340 were used to repay existing indebtedness. The Facility comprises of (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The balance of the Facility at September 30, 2010 is repayable in 31 variable, consecutive quarterly installments, the first three in an amount of $9,000 each and the remaining 28 to be calculated using a formula specified in the agreement. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the loan. As of September 30, 2010 the Company had drawn $936,413. Following the repayment of the amount of $10,655 discussed above the undrawn balance of the Facility as of September 30, 2010 totaled $74,242.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility which provides for the following, during a two-year period ending December 31, 2011,  (i) the relaxation of the Security Requirement and during this period the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding, maintained in accordance with the Facility, is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which to was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and is amortized through December 31, 2011, and (iii) no payments of dividends without the lender’s prior consent in case the Company remains private. In case the Company becomes public and subject to no Event of Default having occurred and being continuing, no such lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, the second supplemental agreement provides that the undrawn amount of the Facility at June 15, 2010, if and when drawn, will be drawn at increased margin over LIBOR.

The Facility, as of September 30, 2010, was secured, inter alia, with first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and the term loan described under 8.2.4 below include among others, financial covenants requiring (i) the ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

2.

Term loans:

1.

In September 2008, Lang Shipping Co. entered into a loan agreement with a bank for an amount of up to $10,450, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel MSC Challenger. The outstanding balance of the loan at September 30, 2010 of $4,900 is fully payable in November 2010 (Note 16(g)).

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

8.

Long-term Debt - (continued):

2.

In August 2008, Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co. entered into a loan agreement with a bank for an amount of up to $16,088, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessels MSC Sierra, MSC Austria, MSC Germany and MSC Mexico. The outstanding balance of the loan at September 30, 2010 of $2,785 and is fully payable in November 2010 (Note 16(g)).

3.

In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at September 30, 2010, the outstanding balance of the loan of $132,000 is repayable in 16 equal semi annual installments of $4,500, each from November 2010 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

4.

In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at September 30, 2010, the outstanding balance of the loan of $68,000 is repayable in 15 variable semiannual installments from February 2011 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

5.

In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at September 30, 2010, the outstanding balance of the loan of $130,000 is repayable in 15 variable semiannual installments from December 2010 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

6.

In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at September 30, 2010, the outstanding balance of the loan of $9,500 is repayable in 5 equal semiannual installments of $1,900 each, from February 2011 to February 2013.

7.

In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at September 30, 2010, the outstanding balance of the loan of $70,000 is repayable in 16 equal semiannual installments of $2,500 each from February 2011 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

8.

In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at September 30, 2010, the outstanding balance of the loan of $67,500 is repayable in 15 equal semiannual installments of $2,500 each from February 2011 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

9.

In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at September 30, 2010, the outstanding balance of the loan of $6,500 is repayable in 5 variable semiannual installments from February 2011 to February 2013.

10.

In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at September 30, 2010, the outstanding balance of the loan of $26,190 is repayable in 5 variable semi-annual installments from December 2010 to December 2012.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

8.

Long-term Debt - (continued):

The term loans discussed above bare interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after June 30, 2010, are as follows:

Year ending December 31,	Amount

2010	30,395
2011	114,598
2012	149,011
2013	132,503
2014	129,978
2015 and thereafter	815,648
1,372,133

The interest rates of the Company’s long-term debt at December 31, 2009 and September 30, 2010 were in the range of 1.66% - 6.75% and 1.31% - 6.75%, respectively, while the weighted average interest rate as at December 31, 2009 and September 30, 2010 was 4.30% and 4.55%, respectively.

Total interest expense incurred on long-term debt for the nine-month periods ended September 30, 2009 and 2010 amounted to $39,436 and $14,526, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amounts, $103 and $1,616 for 2009 and 2010, respectively, were capitalized and are included in Vessels, net in the accompanying consolidated balance sheet.

9.

Accrued charter revenue, Current and Non Current and Unearned Revenue, Current and Non-Current:

(a)

Accrued charter revenue, Current and Non Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2009 and September 30, 2010 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. The amount of accrued charter revenue of $37,890 (including the current portion of $5,032 which is separately reflected in current assets in the accompanying 2010 consolidated balance sheet) in the accompanying 2010 consolidated balance sheet matures as follows:

Year ending December 31,	Amount

2010	1,483
2011	10,681
2012	14,240
2013	5,144
2014	4,745
2015 and thereafter	1,597
37,890

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

9.

Accrued charter revenue, Current and Non Current and Unearned Revenue, Current and Non-Current – (continued):

(b)

Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2009 and September 30, 2010 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of two vessels in 2007, with a charter party assumed at a value below its fair market value at the date of delivery of the vessels.

	2009	2010

Hires collected in advance	1,201	2,005
Charter revenue resulting from varying charter rates	285	-
Unamortized balance of charters assumed	1,865	1,379
Total	3,351	3,384
Less current portion	(2,136)	(2,653)
Non-current portion	1,215	731

10.

Commitments and Contingencies:

(a)

Long-term time charters: The Company has entered into time charter arrangements on all of its vessels with international liner operators. These arrangements as at September 30, 2010, have remaining terms of up to 92 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel, and the earliest redelivery dates possible, based on vessels’ committed to non-cancellable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount

2010	89,322
2011	343,569
2012	298,476
2013	246,512
2014	211,569
2015 and thereafter	433,170
1,622,618

(b)

Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

11.

Common Stock and Additional Paid-In Capital:

(a)

Common Stock: From inception through July 11, 2010 the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share.

On July 14, 2010, the Company's Board of Directors authorized a Rights offering pursuant to which all shareholders as at that date could subscribe to purchase up to 32 shares of common stock at $ 0.10 per share for each share held. Six of the seven shareholders of record holding 750,000 of the then issued shares of the Company elected to participate in the Rights offering subscribing for a total of 24,000,000 shares of common stock.

On July 20, 2010, pursuant to the Rights offerings the Company issued 24,000,000 shares of common stock, at a price of $0.10 per common share, in exchange of $2,400, increasing the issued share capital of  the Company to 25,000,000 shares of common stock. The earnings per share calculations in the unaudited interim consolidated financial statements for all periods presented have been restated to reflect the issuance of the 24,000,000 shares of common stock (Note 16 (a)).

(b)

Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and (ii) advances for working capital purposes.

12.

Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2010

Interest expense	39,436	14,526
Interest capitalized	(103)	(1,616)
Swap effect	24,770	39,741
Amortization and write-off of financing costs	518	1,140
Commitment fees	125	140
Swap unwound	1,486	-
Loans breakage cost	87	-
Bank charges and other	124	174
	66,443	54,105

13.

Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies of vessels having called the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. Applicable Tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

14.

Derivatives:

(a)

Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders' equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

14.

Derivatives - (continued):

The interest rate swap agreements designed as hedging instruments, as of December 31, 2009 and September 30, 2010 were as follows:

Contract trade date	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2009	Fair value Sept. 30, 2010

22/05/2008	30/06/2008	30/06/2015	425,000	4.03% p.a.	USD LIBOR 3M BBA	(24,277)	(40,184)
22/05/2008	30/06/2008	30/06/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(4,284)	(7,091)
3/09/2008	30/9/2008	30/06/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(5,929)	(9,643)
4/09/2008	30/9/2008	30/06/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(13,726)	(23,786)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)	(6,471)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(3,678)	(6,471)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)	(4,922)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,076)	(4,922)
30/11/2006	21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar (*)		(7,685)	(12,172)
11/03/2008	4/08/2008	5/08/2013	74,000	3.595% p.a.	USD LIBOR 6M BBA	(3,637)	(4,883)
			1,305,000		Total fair value	(73,046)	(120,545)

(*) Notional amount $85,000 amortizing zero-cost collar (2.23% - 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a ten-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin. This interest rate swap was re-designated for hedge accounting as of January 1, 2008.

The total fair value change of the interest rate swaps, qualifying for hedge accounting, for the nine-month period ended September 30, 2010 amounted to a loss of $47,499 and for the nine-month period ended September 30, 2009 amounted to a gain of $31,588. The effective portion for the 2010 period of the hedge amounted to a loss of $47,499 and for the 2009 period amounted to a gain of $31,390 and is included in Other Comprehensive Income/Loss.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

14.

Derivatives - (continued):

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 8 and the term loans discussed in Note 8.2.3, 8.2.4, 8.2.5 and 8.2.8.

(b)

Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2009 and September 30, 2010 the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically:

(i)

Notional amount $100,000 non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement the Company pays fixed rate at 3.33% and receives floating rate at six-months LIBOR. In January 2009 the Company unwound this interest rate swap and realized a loss of $1,486 which is included in Interest and finance costs in the accompanying 2009 consolidated statement of income.

(ii)

Notional amount $100,000 non-amortizing zero-cost collar (1.37% - 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (Note 3 (a)). At December 31, 2009 and September 30, 2010 the fair value of this swap was a liability of $8,114 and $17,888, respectively resulting a loss of $9,774 which is included in Gain (loss) on derivative instruments in the accompanying 2010 consolidated statement of income.

In the nine-month periods ended September 30, 2009 and September 30, 2010 the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) was a gain of $198 and $nil, respectively.

(c)

Foreign currency agreements: As of September 30, 2010, the Company was engaged in twenty-four Euro/U.S. dollar contracts totalling $45,000 at an average forward rate of Euro/U.S. dollar 1.3503 expiring in monthly intervals up to December 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totalling $12,000 at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

For the nine-month period ended September 30, 2010, the fair market value change of the thirty-two forward Euro/U.S. dollar contracts amounted to a gain of $811 and is included in Gain/ (loss) on derivative instruments in the accompanying 2010 consolidated statement of income. For the nine-month period ended September 30, 2009 the change of forward contracts fair value amounted to a loss of $1,167 which is included in Gain/ (loss) on derivative instruments in the accompanying 2009 consolidated statement of income.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

15.

Financial Instruments:

(a)

Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b)

Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts, reflected in the accompanying Consolidated Balance Sheets, of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investment discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 14 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 14 (a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2009 and September 30, 2010 the fair value of these interest rate swaps in aggregate amounted to a liability of $81,160 and $138,433, respectively.

The fair market value of the forward contracts discussed in Note 14(c) determined through Level 2 of the fair value hierarchy as at December 31, 2009 and September 30, 2010 amounted to an asset of $44 and $855, respectively.

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	September 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Forward contracts-asset position	855	-	855	-
Interest rate swaps-liability position	(138,433)	-	(138,433)	-
Investments – asset position	6,070	6,070	-	-
Total	(131,508)	6,070	(137,578)	-

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

16.

Subsequent Events:

(a)

Stock Split: On October 19, 2010, the Company effected a dividend of 0.88 shares for each share of Common Stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of then outstanding common stock. The earnings per share calculations in the accompanying consolidated financial statements have been restated to reflect the Stock Split for all periods presented.

(b)

Vessels’ deliveries: On November 10 and November 22, 2010, the Company took delivery of the containerships Karmen and Rena, respectively.

(c)

New credit facility: On November 19, 2010, the Company entered into a term loan agreement with a bank for an amount of up to $120.0 million, which will be available for drawing for up to 18 months. The Company intends to use this term loan facility to finance the acquisition of additional newbuild or secondhand containerships, but is also permitted to use it to refinance existing containerships in its fleet.

(d)

Initial Public Offering: On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share. The net proceeds of the Initial Public Offering are estimated to be $146,127.

(e)

New Management Agreements: With effect from the consummation of the Initial Public Offering (d) above, Costamare Shipping will receive a fee of $0.850 per day ($0.425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of officers (but not for payment of such officer’s compensation) and for providing the relevant containership owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. The Company also pays to Costamare Shipping a flat fee of $700 per newbuild vessel for the supervision of the construction of any newbuild vessel contracted by the Company. Costamare Shipping also receives a commission of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the management agreement expires on December 31, 2015 and automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee of $0.850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination, provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

(f)

Settlement of receivable from Costamare Shipping: The amount of $7,887 payable to the Company from Costamare Shipping (Note 3(a)) was settled in cash on December 1, 2010.

COSTAMARE INC.

Notes to Unaudited Statements

For the nine-month periods ended September 30, 2009 and 2010

(Expressed in thousands of U.S. dollars)

16.

Subsequent Events - (continued):

(g)

Repayment of term loans: The term loans discussed under the Note 8.2.1 and Note 8.2.2 were fully repaid on November 18, 2010.

(h)

Mortgage releases: The first priority mortgages on containerships MSC Challenger and MSC Sierra were released following the repayment of their loans (Notes 8.2.1, 8.2.2 and 16(g)).

(i)

Establishment of subsidiaries: On November 30, 2010 the Company established two wholly-owned subsidiaries, Idris Shipping Co. and Haley Shipping Co., both incorporated in the Republic of Liberia, and were contracted to acquire two secondhand containerships (Note 16(j)). On December 8, 2010 the Company established two wholly-owned subsidiaries, Jodie Shipping Co. and Kayley Shipping Co., both incorporated in the Republic of Liberia to be used in future vessel acquisitions.

(j)

Vessel acquisitions: (i) On December 2, 2010, Haley Shipping Co. (Note 16(i)) contracted to acquire one 2,020 TEU secondhand containership built in 1991 at a purchase price of $7,500. The containership is to be delivered to the Company by February 25, 2011. (ii) On December 8, 2010, Idris Shipping Co. (Note 16(i)) contracted to acquire one 1,162 TEU secondhand containership built in 1995 at a purchase price of $8,300. The containership is to be delivered to the Company by January 28, 2011.